UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 20, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RedHill Biopharma Ltd.

File No. 1-35773 - CF#32358

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RedHill Biopharma Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 26, 2015, as amended, and a Form 6-K filed on March 13, 2015, as amended.

Based on representations by RedHill Biopharma Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
4.4	20-F	February 26, 2015	through April 2, 2018
4.6	20-F	February 26, 2015	through April 2, 2025
4.10	20-F	February 26, 2015	through April 2, 2018
4.11	20-F	February 26, 2015	through April 2, 2018
4.14	20-F	February 26, 2015	through April 2, 2018
4.15	20-F	February 26, 2015	through April 2, 2018
4.16	20-F	February 26, 2015	through April 2, 2018
4.17	20-F	February 26, 2015	through April 2, 2018
4.19	20-F	February 26, 2015	through April 2, 2018
4.20	20-F	February 26, 2015	through April 2, 2018
4.21	20-F	February 26, 2015	through April 2, 2018
4.22	20-F	February 26, 2015	through August 1, 2017
4.24	20-F	February 26, 2015	through August 1, 2017
4.25	20-F	February 26, 2015	through August 1, 2017
99.1	6-K	March 13, 2015	through April 2, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary